Exhibit 99.1

12 June 2023

Tremor International Ltd

("Tremor" or the "Company")

Tremor International Group Rebrands as Nexxen

The platforms in the holding company's brand portfolio – Amobee, Tremor Video, Unruly and
Spearad – collectively relaunch under one name, signaling a unified, powerful future

Tremor International Ltd. (AIM/NASDAQ: TRMR), a global leader in data-driven video and Connected TV (“CTV”) advertising technology offering an end-to-end platform that enables advertisers to optimize their campaigns and media companies to maximize inventory yield, today announced the rebranding of the products and platforms within its portfolio as Nexxen.

The new unified brand name and identity encompass all of the Company’s key strategic growth pillars, including the combined demand-side platforms (“DSP”) Amobee and Tremor Video, the supply-side platform (“SSP”) Unruly and the CTV ad server Spearad. Moving forward, these key business units will operate as the Nexxen DSP, Nexxen SSP and Nexxen Ad Server, respectively. The Nexxen SSP and the Nexxen Ad Server will go to market collectively as Nexxen CTRL.

Nexxen seamlessly bridges the buy- and sell-sides through a single, cohesive video- and CTV-focused platform, enriching every stage of the campaign lifecycle with advanced and exclusive data, including automatic content recognition (“ACR”) data. Each pillar of the Company’s technology stack effectively addresses industry challenges, minimizing waste and maximizing media spend and revenue across premium content and scaled, targeted audiences. Following the integration of Amobee earlier in 2023, brands, agencies and media companies are able to leverage Nexxen for discovery, cross-platform planning, activation, measurement and optimization.

“Nexxen embodies our vision for a robust and flexible horizontal platform that can be tailored specifically to meet our partners’ needs by enabling effective video campaigns across all screens, with a specialization in CTV. This new chapter is grounded in delivering meaningful value, capitalizing on the collective strength of our technology, data and services to work in the ways that are most impactful to brands, agencies and publishers,” said Ofer Druker, Chief Executive Officer, Tremor International. “As we look to the future, Nexxen is well-positioned to drive superior outcomes, through advanced audience discovery and planning tools with cross-platform capabilities that ensure incremental reach in converged linear and Connected TV, unique and exclusive data sets including ACR, and powerful, dynamic data-driven creative.”

The Company also intends to change the listed Tremor International Ltd. parent company name to Nexxen International Ltd., subject to a shareholder vote at the Company’s upcoming Annual General Meeting (“AGM”). The Company does not currently anticipate any changes to its Ordinary share or ADR structure in connection with the proposed parent Company name, nor does it expect changes to the Company’s CUSIP, ISIN or SEDOL code.

Interested parties can learn more about the unified brand at www.nexxen.com, while also continuing to access the Company’s pre-existing corporate website at www.tremorinternational.com.

Investors can also reach out to both ir@nexxen.com or ir@tremorinternational.com for further information.

About Nexxen

Nexxen empowers advertisers, agencies, publishers and broadcasters around the world to utilize video and Connected TV in the ways that are most meaningful to them. Comprised of a demand-side platform (DSP), supply-side platform (SSP), ad server and data management platform (DMP), Nexxen delivers a flexible and unified technology stack with advanced and exclusive data at its core. Our robust capabilities span discovery, planning, activation, measurement and optimization – available individually or in combination – all designed to enable our partners to reach their goals, no matter how far-reaching or hyper niche they may be.  For more information, visit www.nexxen.com

About Tremor International

Tremor is a global company offering an end-to-end technology advertising platform, operating across three core capabilities – video, data and CTV. Tremor's unique approach is centered on offering a full stack of end-to-end solutions which provides it with a major competitive advantage within the video advertising ecosystem.

Tremor Video helps advertisers deliver impactful brand stories across all screens through the power of innovative video technology combined with advanced audience data and captivating creative content. Tremor Video's innovative video advertising technology has offerings in CTV, in-stream, out-stream, and in-app. To learn more, visit www.tremorvideo.com

Amobee optimizes outcomes for advertisers and media companies, while providing a better consumer experience. Its platform assists customers by furthering their audience development, optimizing their cross-channel performance across TV, Connected TV and digital media, and driving new customer growth through detailed analytics and reporting. To learn more, visit www.amobee.com

Unruly, the media side of Tremor, drives real business outcomes in multiscreen advertising. Its programmatic platform efficiently and effectively delivers performance, quality and actionable data to demand and supply-focused clients and partners. Tremor has a meaningful number of direct integrations with premium publishers, unique demand relationships with a variety of advertisers and privileged access to News Corp inventory. Unruly connects to the world's largest DSPs and is compatible with most Ad Age top 100 brands. To learn more, visit www.unruly.co

Tremor is headquartered in Israel and maintains offices throughout the United States, Canada, Europe and Asia-Pacific, and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ (TRMR).

For more information, visit www.tremorinternational.com

For further information, please contact:

Tremor International Ltd.
Billy Eckert, Vice President of Investor Relations
ir@tremorinternational.com

KCSA (U.S. Investor Relations)
David Hanover, Investor Relations
tremorir@kcsa.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia / Kate Kilgallen
Tel: +44 20 7390 0230 or tremor@vigoconsulting.com

finnCap Ltd.
Jonny Franklin-Adams / Charlie Beeson / George Dollemore (Corporate Finance)
Tim Redfern / Harriet Ward (ECM)
Tel: +44 20 7220 0500

Stifel Nicolaus Europe Limited
Fred Walsh / Alain Dobkin / Nick Adams / Richard Short
Tel: +44 20 7710 7600

PR Contact
Caroline Smith
VP, Communications, Tremor International
csmith@tremorinternational.com

Forward Looking Statements

This press release contains forward-looking statements, including forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities and Exchange Act of 1934, as amended. Forward-looking statements are identified by words such as "anticipates," "believes," "expects," "intends," "may," "can," "will," "estimates," and other similar expressions. However, these words are not the only way Tremor identifies forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding the benefits of the rebranding of the Tremor group, our tech stack, products any other offerings of Tremor, Amobee, Unruly and any other subsidiaries affiliates. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors that may cause Tremor's actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements. Tremor cautions you not to place undue reliance on these forward-looking statements. For a more detailed discussion of these factors, and other factors that could cause actual results to vary materially, interested parties should review the risk factors listed in Tremor's most recent Annual Report on Form 20-F, which was filed with the U.S. Securities and Exchange Commission (www.sec.gov) on March 7, 2023. Any forward-looking statements made by Tremor in this press release speak only as of the date of this press release, and Tremor does not intend to update these forward-looking statements after the date of this press release, except as required by law.